UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 27, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 27th, 2023

DATE, TIME AND PLACE: February 27th, 2023, at 11.00 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Michela Mossini, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mrs. Elisabetta Paola Romano.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To analyze the management’s proposal on the election of the independent members of the Board of Directors, and to resolve on its submission to the Shareholders’ Meeting of the Company; (4) To analyze the proposal of merger ("Merger") of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. into the Company, and to resolve on its submission to the Shareholders’ Meeting of the Company; (5) To evaluate on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 16th amendment to this agreement, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and to resolve on its submission to the Shareholders’ Meeting of the Company; (6) To resolve on the amendment proposal of the Company’s Anticorruption Policy; (7) To resolve on the amendment of the Company’s Organizational Structure; and (8) To resolve on the call notice of the Company’s Annual and Extraordinary Shareholders’ Meeting.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 27th, 2023

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on February 27th, 2023, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on February 27th, 2023, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) The Board members expressed their favorable opinion to the proposal of the qualification of the Board of Directors’ independent members, according to the Sections 16 and 17 of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations" and “B3”), of the following candidates presented by the Company’s management to resolution at the Annual Shareholders’ Meeting, to be duly convened: (i) Gesner José de Oliveira Filho; (ii) Herculano Aníbal Alves; (iii) Nicandro Durante; and (iv) Flavia Maria Bittencourt.

It be registered that the Board members expressed their understanding that the referred candidates attend the independence’s criteria provided for in the abovementioned legal provisions, after evaluation of the information contained in the Company’s Management Proposal and of the independence’s statement presented by them.

It is also recorded that Messrs. Nicandro Durante, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Flavia Maria Bittencourt abstained from voting in relation to the analysis of their own qualifications as independent Board members.

(4) Approved the proposed merger (“Merger”) of the Company's wholly-owned subsidiary, Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Merged Entity”), into the Company, ad referendum of the Extraordinary Shareholders’ Meeting of the Merged Entity and of the Company, the latter to be convened pursuant to item (8) below, supported (a) by the Protocol and Justification of Merger entered into between the Merged Entity and the Company, containing the reasons, purposes, criteria and conditions of the Merger; (b) by the proposal presented by Apsis Consultoria e Avaliações Ltda., specialized company responsible for preparing the appraisal report of the Merged Entity (“Appraiser”); and (c) by the appraisal report of the Merged Entity’s net equity at book value, on the base date of December 31st, 2022 (“Base Date”), conducted by the Appraiser; and approved its submission to the Company’s Extraordinary Shareholders’ Meeting, to be held on March 30th, 2023.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 27th, 2023

(5) Acknowledged on the proposal for the extension of the Cooperation and Support Agreement (Contrato de Cooperação e Suporte), through the execution of the 16th amendment, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and approved, based on the favorable evaluation of the CAE, at its meeting held on February 27th, 2023, its submission to the Extraordinary Shareholders’ Meeting, to be duly convened.

(6) Approved the amendment proposal of the Company’s Anticorruption Policy, according to the proposal presented and based on the favorable evaluation of the CCR, recorded at its meeting held on February 27th, 2023.

(7.1) The Board Members acknowledged on the resignation letter presented on this date by Mr. Alberto Mario Griselli, with immediate effectiveness, to his position of Diretor Financeiro (Chief Financial Officer) of the Company, which he holds provisionally and cumulatively with the position of Diretor Presidente (Chief Executive Officer) and Diretor de Relações com Investidores (Investor Relations Officer).

(7.2) In view of the resignation presented by Mr. Alberto Mario Griselli and the consequent vacancy of the position of Diretor Financeiro (Chief Financial Officer) of the Company, the Board Members elected to held that position, from this date, Mrs. Andrea Palma Viegas Marques, Brazilian, married, administrator, bearer of the Identity Card No. 08524330-1, issued by DETRAN/RJ in May 18th, 2011, enrolled in the taxpayers’ roll (CPF/ME) under No. 014.189.697-37, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

(7.3) Consequently, the Board of Officers, shall be composed, from this date, by the following Officers herein identified: (i) Alberto Mario Griselli, Diretor Presidente (Chief Executive Officer) and Diretor de Relações com Investidores (Investor Relations Officer); (ii) Andrea Palma Viegas Marques, Diretora Financeira (Chief Financial Officer); (iii) Bruno Mutzenbecher Gentil, Business Support Officer; (iv) Mario Girasole, Regulatory and Institutional Affairs Officer; (v) Fabiane Reschke, Diretora Jurídica (Legal Officer); (vi) Leonardo de Carvalho Capdeville, Chief Technology Information Officer; (vii) Fabio Mello de Avellar, Chief Revenue Officer and (viii) Maria Antonietta Russo, People, Culture & Organization Officer. The Board of Officers’ members have term of office of two (2) years, extended until the election of their successors, if necessary. The Diretora Financeira (Chief Financial Officer) elected hereby declare, under penalty of law, that she is not involved in any of the crimes provided for by law that prevent her from performing business activities, in accordance with Section 147 of Law 6,404 of December 15th, 1976, and also inform that will present the instrument of investiture, the statement provided by the CVM Resolution No. 80, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements, within the legal term.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 27th, 2023

(7.4) On this occasion, the Board Members ratified the limits of authority of the Company’s Officers, as follows: (i) the Diretor Presidente (Chief Executive Officer) shall have full power to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related; (ii) the Diretor Financeiro (Chief Financial Officer) shall have full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitations, financial and treasury operations contracts, including, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related, and to individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within its area of activity up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related; and (iii) the other Officers of the Company: Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer); Chief Technology Information Officer; Chief Revenue Officer; and People, Culture & Organization Officer, shall have full power and the authority to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within their respective areas of activity, up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related. The limits of authority approved herein are subject to the financial limits established in the By-laws and must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transactions that result in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits of authority will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenue; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Lastly, all Statutory Officers may perform any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the limits of authority established herein.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 27th, 2023

(8) Approved the following Agenda for the Annual and Extraordinary Shareholders’ Meeting of the Company (“Meeting”) to be held on March 30th, 2023:

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company for the fiscal year ended on December 31st, 2022; (2) To resolve on the management’s proposal for the allocation of the results of the 2022 fiscal year and the distribution of dividends by the Company; (3) To resolve on the composition of the Board of Directors of the Company; (4) To resolve on the classification of the candidates for the positions of independent members of the Board of Directors according to the independence criteria of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations"); (5) To elect the members of the Board of Directors of the Company; (6) To resolve on the composition of the Fiscal Council of the Company; (7) To elect the effective and alternate members of the Fiscal Council; and (8) To resolve on the compensation proposal for the Company’s management, members of Committees and members of the Fiscal Council of the Company for the 2023 fiscal year.

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 16th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; and (2) To resolve on the proposed merger (“Merger”) of the Company's wholly-owned subsidiary, Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Merged Entity”), into the Company, and, therefore, examine, discuss and resolve on: (2.1) the approval of the “Protocol and Justification of Merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. into TIM S.A.” (“Protocol”), executed on February 27th, 2023 by the management of the Company and the Merged Entity, which establishes the terms and conditions of the Merger proposal; (2.2) the ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda. (“Appraiser”), a specialized company responsible for preparing the appraisal report of the Merged Entity’s net equity (“Appraisal Report”); (2.3) the approval of the Appraisal Report; (2.4) the approval of the Merger, under the terms of the Protocol and subject to compliance with the suspensive conditions established therein; and (2.5) the authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Merger, under the terms of the Protocol.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 27th, 2023

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 27th, 2023.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 27, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer